Filed by: Connecticut Water Service, Inc.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Connecticut Water Service, Inc. (Commission File No.: 0-8084)

This filing relates to the proposed transaction between SJW Group (“SJW Group”) and Connecticut Water Service, Inc. (“CTWS”) pursuant to the Agreement and Plan of Merger, dated as of March 14, 2018, among SJW Group, Hydro Sub, Inc. and CTWS.

The following are images taken from the microsite (publicly available as of March 15, 2018) relating to the proposed transaction.

Disclaimer Forward Looking Statements This website contains forward-looking statements within the meaning of the Private Litigation Reform Act of 1995, as amended. Some of these forward-looking statements can be identified by the use of forward-looking words such as “believes,” “expects,” “may,” “will,” “should,” “seeks,” “approximately,” “intends,” “plans,” “estimates,” “projects,” “strategy,” or “anticipates,” or the negative of those words or other comparable terminology. The accuracy of such statements is subject to a number of risks, uncertainties and assumptions including, but not limited to, the following factors: (1) the risk that the conditions to the closing of the transaction are not satisfied, including the risk that required approvals from the shareholders of Connecticut Water or the stockholders of SJW Group for the transaction are not obtained; (2) the risk that the regulatory approvals required for the transaction are not obtained, or that in order to obtain such regulatory approvals, conditions are imposed that adversely affect the anticipated benefits from the proposed transaction or cause the parties to abandon the proposed transaction; (3) the risk that the anticipated tax treatment of the transaction is not obtained; (4) the effect of water, utility, environmental and other governmental policies and regulations; (5) litigation relating to the transaction; (6) uncertainties as to the timing of the consummation of the transaction and the ability of each party to consummate the transaction; (7) risks that the proposed transaction disrupts the current plans and operations of Connecticut Water or SJW Group; (8) the ability of Connecticut Water and SJW Group to retain and hire key personnel; (9) competitive responses to the proposed transaction; (10) unexpected costs, charges or expenses resulting from the transaction; (11) potential adverse reactions or changes to business relationships resulting from the announcement or completion of the transaction; (12) the combined companies’ ability to achieve the growth prospects and synergies expected from the transaction, as well as delays, challenges and expenses associated with integrating the combined companies’ existing businesses; and (13) legislative and economic developments. These risks, as well as other risks associated with the proposed transaction, will be more fully discussed in the joint proxy statement/prospectus that will be included in the Registration Statement on Form S-4 that will be filed with the Securities and Exchange Commission (“SEC”) in connection with the proposed transaction. In addition, actual results are subject to other risks and uncertainties that relate more broadly to SJW Group’s overall business, including those more fully described in SJW Group’s filings with the SEC including its annual report on Form 10-K for the fiscal year ended December 31, 2017, and Connecticut Water’s overall business and financial condition, including those more fully described in Connecticut Water’s filings with the SEC including its annual report on Form 10-K for the fiscal year ended December 31, 2017 (which will be filed today). Forward looking statements are not guarantees of performance, and speak only as of the date made, and neither SJW Group or its management nor Connecticut Water or its management undertakes any obligation to update or revise any forward-looking statements. Additional Information and Where to Find It In connection with the proposed transaction between SJW Group and Connecticut Water, SJW Group will file with the SEC a Registration Statement on Form S-4 that will include a joint proxy statement of SJW Group and Connecticut Water that also constitutes a prospectus of SJW Group. SJW Group and Connecticut Water may also file other documents with the SEC regarding the proposed transaction. This website is not a substitute for the joint proxy statement/prospectus, Form S-4 or any other document which SJW Group or Connecticut Water may file with the SEC. INVESTORS AND SECURITY HOLDERS OF SJW GROUP AND CONNECTICUT WATER ARE URGED TO READ THE REGISTRATION STATEMENT, THE JOINT PROXY STATEMENT/PROSPECTUS AND ALL OTHER RELEVANT DOCUMENTS THAT ARE FILED OR WILL BE FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THESE DOCUMENTS, CAREFULLY AND IN THEIR ENTIRETY BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION AND RELATED MATTERS. Investors and security holders may obtain free copies of the Form S-4 and the joint proxy statement/prospectus (when available) and other documents filed with the SEC by SJW Group and Connecticut Water through the website maintained by the SEC at www.sec.gov. Copies of documents filed with the SEC by SJW Group will be made available free of charge on SJW Group’s investor relations website at https://sjwgroup.com/investor_relations. Copies of documents filed with the SEC by Connecticut Water will be made available free of charge on Connecticut Water’s investor relations website at https://ir.ctwater.com/. No Offer or Solicitation This website is for informational purposes only and is not intended to and does not constitute an offer to sell, or the solicitation of an offer to subscribe for or buy, or a solicitation of any vote or approval in any jurisdiction, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in which such offer, sale or solicitation would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, and otherwise in accordance with applicable law. Participants in the Solicitation SJW Group, Connecticut Water and certain of their respective directors and officers, and other members of management and employees, may be deemed to be participants in the solicitation of proxies from the holders of SJW Group and Connecticut Water securities in respect of the proposed transaction. Information regarding SJW Group’s directors and officers is available in SJW Group’s annual report on Form 10-K for the fiscal year ended December 31, 2017 and its proxy statement for its 2018 annual meeting dated March 6, 2018, which are filed with the SEC. Information regarding Connecticut Water’s directors and officers is available in Connecticut Water’s annual report on Form 10-K for the fiscal year ended December 31, 2017, which will be filed today, and its proxy statement for its 2017 annual meeting dated March 30, 2017, which is filed with the SEC. Investors may obtain additional information regarding the interest of such participants by reading the Form S-4 and the joint proxy statement/prospectus (when available) and other documents filed with the SEC by SJW Group and Connecticut Water. These documents will be available free of charge from the sources indicated above. I Agree

www.sjw-ctws.com

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SJW Group | Connecticut Water

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SJW Group and Connecticut Water Service to Combine in Merger of Equals
San Jose Water Company
CA 200312

Creating a Leading Water Utility Company

SJW Group (NYSE: SJW) and Connecticut Water Service, Inc. (NASDAQ: CTWS) have entered a definitive agreement to create the 3rd largest investor-owned water and wastewater utility in the United States. The new company will serve more than 1.5 million people with over 700 employees across California, Connecticut, Maine and Texas. The combined company would have had operating revenue of approximately $496 million and recurring net income of $74 million based on a 2017 pro forma basis.



"This transformational merger of equals joins two leading and complementary water utility companies to create significant long-term benefits for shareholders, customers, employees and the communities we serve. The combination will establish a premier organization with substantial opportunities for new investment across a diverse set of geographies and an improved ability to serve our customers."

Eric W. Thornburg
PRESIDENT AND CHIEF EXECUTIVE OFFICER OF SJW GROUP



"In addition to delivering a premium of 18 percent to Connecticut Water shareholders, this compelling combination honors our unique public health mission and entrepreneurial heritage. Together, we create a new larger, stronger company capable of delivering greater value and benefits for our shareholders, customers, employees and communities than either company could deliver on its own."

David C. Benoit
PRESIDENT AND CHIEF EXECUTIVE OFFICER OF CONNECTICUT WATER SERVICE

SJW Group Contacts
https://sjwgroup.com

Jayme Ackemann
Director, Corporate Communications
jayme.ackemann@sjwater.com
408-918-7247

Andrew Walters
Chief Administrative Officer
andrew.walters@sjwater.com
408-279-7818

Connecticut Water Contact
https://ir.ctwater.com

Daniel J. Meaney, APR
Director, Corporate Communications
dmeaney@ctwater.com
860-664-6016

andrew.walters@sjwater.com
408-279-7818

www.sjw-ctws.com

THE COMBINATION

THE COMBINATION | PRESS RELEASES | EVENTS & PRESENTATIONS | FILINGS | HOME

A MERGER OF EQUALS TO CREATE A LEADING WATER UTILITY COMPANY

Shareholder Benefits | Increased Scale and Geographic Diversity | Combined Leadership | The New SJW Group: By the Numbers



Download Infographic

SIGNIFICANT VALUE CREATION FOR SHAREHOLDERS

- **Compelling growth and investment opportunities**
- **Highly attractive earnings accretion** for both SJW and CTWS
- **Enhanced financial foundation, increased capital markets access, lower cost of capital** to compete for attractive growth opportunities at national level
- **Strong credit profile** consistent with "A" rating
- **Stable and growing dividend**

BENEFITS TO CUSTOMERS

- **Leverages best-in-class customer service across organization**
- **Transaction seamless to customers** with no change in customer rates as a result of the merger
- **Enhance service** by capitalizing on technology and sharing best practices, operational expertise and more extensive resources
- **Committed to delivering on key capital projects** to support reliability and service (e.g. new surface water treatment facility in Saco, ME)

COMMITTED TO JOBS AND OUR COMMUNITIES

- **Existing teams of passionate, dedicated employees and leaders** to serve in local communities
- Employees will have **additional opportunities for career development and geographic mobility**
- **No** merger-related layoffs or significant changes in compensation or benefits planned
- Continue to honor **SJW union contracts**
- **Ongoing community support and involvement**

ENVIRONMENTAL STEWARDSHIP: A CORE VALUE

- **SJW and CTWS are both leaders** in water conservation and protecting lands and water resources
- Combined company **committed to reducing environmental footprint** and furthering sustainable business practices
- **Investment in infrastructure**, which conserves water and energy resources, will remain a priority

STRONG MULTI-STATE PRESENCE WITH INCREASED SCALE, HIGH-QUALITY, WELL-RUN OPERATIONS AND CONSTRUCTIVE REGULATORY RELATIONSHIPS



Combined Company Headquarters
San Jose, CA
New England Headquarters
Clinton, CT
INCREASED DIVERSITY[1]
SJW
CTWS
Pro Forma
California
Connecticut
Maine
Texas

[1] Based on 2017 net income

COMBINED LEADERSHIP

ERIC W. THORNBURG
Chairman, President and Chief Executive Officer
READ BIO

DAVID C. BENOIT
President, New England Region
READ BIO

ANDREW R. GERE
President and Chief Operating Officer, San Jose Water
READ BIO

THOMAS HODGE
President, SJWTX, Inc.
READ BIO

RICHARD KNOWLTON
President, Maine Water Company
READ BIO

JAMES LYNCH
Chief Financial Officer
READ BIO

KRISTEN A. JOHNSON
Chief Human Resource Officer
READ BIO

SUZY PAPAZIAN
General Counsel and Corporate Secretary
READ BIO

ANDREW WALTERS
Chief Administrative Officer
READ BIO

MAUREEN P. WESTBROOK
Senior Vice President, External Affairs
READ BIO

THE *NEW* SJW GROUP: BY THE NUMBERS

3RD LARGEST investor-owned water and wastewater utility in the U.S.

+1.5M people served

+700 dedicated employees

$1.12 per share annual dividend; 7% immediate uplift for CTWS shareholders and neutral for SJW shareholders

$496M 2017 pro forma operating revenue

$74M 2017 pro forma recurring net income

+$200M of annual capital investments across combined operations

$1.9B pro forma equity value based on SJW, CTWS closing share prices on 3/14/18 and transaction exchange ratio

SJW Group Contacts
https://sjwgroup.com

Jayme Ackemann
Director, Corporate Communications
jayme.ackemann@sjwater.com
408-918-7247

Andrew Walters
Chief Administrative Officer
andrew.walters@sjwater.com
408-279-7818

Connecticut Water Contact
https://ir.ctwater.com

Daniel J. Meaney, APR
Director, Corporate Communications
dmeaney@ctwater.com
860-664-6016

THE COMBINATION PRESS RELEASES EVENTS & PRESENTATIONS FILINGS HOME Press Releases 03/15/2018 SJW Group and Connecticut Water Service, Inc. to Combine in All-Stock Transaction to Create Leading Water Utility Company SJW Group Contacts https://sjwgroup.com Jayme Ackemann Director, Corporate Communications jayme.ackemann@sjwater.com 408-918-7247 Andrew Walters Chief Administrative Officer andrew.walters@sjwater.com 408-279-7818 Connecticut Water Contact https://ir.ctwater.com Daniel J. Meaney, APR Director, Corporate Communications dmeaney@ctwater.com 860-664-6016

THE COMBINATION PRESS RELEASES EVENTS & PRESENTATIONS FILINGS HOME Events & Presentations 03/15/2018 Analyst/Investor Conference Call and Webcast to Discuss SJW Group and Connecticut Water Service Merger Announcement SJW Group Contacts https://sjwgroup.com Jayme Ackemann Director, Corporate Communications jayme.ackemann@sjwater.com 408-918-7247 Andrew Walters Chief Administrative Officer andrew.walters@sjwater.com 408-279-7818 Connecticut Water Contact https://ir.ctwater.com Daniel J. Meaney, APR Director, Corporate Communications dmeaney@ctwater.com 860-664-6016

www.sjw-ctws.com

CONFERENCE CALL & WEBCAST

THE COMBINATION | PRESS RELEASES | EVENTS & PRESENTATIONS | FILINGS | HOME

Events & Presentations

Analyst/Investor Conference Call and Webcast to Discuss SJW Group and Connecticut Water Service Merger Announcement

Webcast Information

Time/Date: **8:30 am EST** on **March 15, 2018**

Click here for webcast

Click here for replay

A replay of the conference call will be available through March 28, 2018 and can be accessed by dialing (800) 585-8367 and providing the 8499635 confirmation code.

Downloads

Presentation
PDF 608KB

Infographic
PDF 1.3MB

SJW Group Contacts
https://sjwgroup.com

Jayme Ackemann
Director, Corporate Communications
jayme.ackemann@sjwater.com
408-918-7247

Andrew Walters
Chief Administrative Officer
andrew.walters@sjwater.com
408-279-7818

Connecticut Water Contact
https://ir.ctwater.com

Daniel J. Meaney, APR
Director, Corporate Communications
dmeaney@ctwater.com
860-664-6016

THE COMBINATION PRESS RELEASES EVENTS & PRESENTATIONS FILINGS HOME Filings SJW Group SEC Filings Connecticut Water SEC Filings SJW Group Contacts https://sjwgroup.com Jayme Ackemann Director, Corporate Communications jayme.ackemann@sjwater.com 408-918-7247 Andrew Walters Chief Administrative Officer andrew.walters@sjwater.com 408-279-7818 Connecticut Water Contact https://ir.ctwater.com Daniel J. Meaney, APR Director, Corporate Communications dmeaney@ctwater.com 860-664-6016

Forward-Looking Statements

This document contains forward-looking statements within the meaning of the Private Litigation Reform Act of 1995, as amended. Some of these forward-looking statements can be identified by the use of forward-looking words such as “believes,” “expects,” “may,” “will,” “should,” “seeks,” “approximately,” “intends,” “plans,” “estimates,” “projects,” “strategy,” or “anticipates,” or the negative of those words or other comparable terminology.

The accuracy of such statements is subject to a number of risks, uncertainties and assumptions including, but not limited to, the following factors: (1) the risk that the conditions to the closing of the transaction are not satisfied, including the risk that required approvals from the shareholders of the Company or the stockholders of SJW Group for the transaction are not obtained; (2) the risk that the regulatory approvals required for the transaction are not obtained, or that in order to obtain such regulatory approvals, conditions are imposed that adversely affect the anticipated benefits from the proposed transaction or cause the parties to abandon the proposed transaction; (3) the risk that the anticipated tax treatment of the transaction is not obtained; (4) the effect of water, utility, environmental and other governmental policies and regulations; (5) litigation relating to the transaction; (6) uncertainties as to the timing of the consummation of the transaction and the ability of each party to consummate the transaction; (7) risks that the proposed transaction disrupts the current plans and operations of SJW Group or the Company; (8) the ability of SJW Group and the Company to retain and hire key personnel; (9) competitive responses to the proposed transaction; (10) unexpected costs, charges or expenses resulting from the transaction; (11) potential adverse reactions or changes to business relationships resulting from the announcement or completion of the transaction; (12) the combined companies’ ability to achieve the growth prospects and synergies expected from the transaction, as well as delays, challenges and expenses associated with integrating the combined companies’ existing businesses; and (13) legislative and economic developments. These risks, as well as other risks associated with the proposed transaction, will be more fully discussed in the joint proxy statement/prospectus that will be included in the Registration Statement on Form S-4 that will be filed by SJW Group with the SEC in connection with the proposed transaction.

In addition, actual results are subject to other risks and uncertainties that relate more broadly to the Company’s overall business and financial condition, including those more fully described in the Company’s filings with the SEC including its annual report on Form 10-K for the fiscal year ended December 31, 2017, which will be filed today, and SJW Group’s overall business, including those more fully described in SJW Group’s filings with the SEC including its annual report on Form 10-K for the fiscal year ended December 31, 2017. Forward looking statements are not guarantees of performance, and speak only as of the date made, and neither the Company or its management nor SJW Group or its management undertakes any obligation to update or revise any forward-looking statements.

Additional Information and Where to Find It

In connection with the proposed transaction between the Company and SJW Group, SJW Group will file with the SEC a Registration Statement on Form S-4 that will include a joint proxy statement of the Company and SJW Group that also constitutes a prospectus of SJW Group. The Company and SJW Group may also file other documents with the SEC regarding the proposed transaction. This document is not a substitute for the joint proxy statement/prospectus, Form S-4 or any other document which the Company or SJW Group may file with the SEC. INVESTORS AND SECURITY HOLDERS OF THE COMPANY AND SJW GROUP ARE URGED TO READ THE REGISTRATION STATEMENT, THE JOINT PROXY STATEMENT/PROSPECTUS AND ALL OTHER RELEVANT DOCUMENTS THAT ARE FILED OR WILL BE FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THESE DOCUMENTS, CAREFULLY AND IN THEIR ENTIRETY BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION AND RELATED MATTERS. Investors and security holders may obtain free copies of the Form S-4 and the joint proxy statement/prospectus (when available) and other documents filed with the SEC by the Company and SJW Group through the website maintained by the SEC at www.sec.gov. Copies of documents filed with the SEC by the Company will be made available free of charge on the Company’s investor relations website at https://ir.ctwater.com. Copies of documents filed with the SEC by SJW Group will be made available free of charge on SJW Group’s investor relations website at https://sjwgroup.com/investor_relations.

No Offer or Solicitation

This communication is for informational purposes only and is not intended to and does not constitute an offer to sell, or the solicitation of an offer to subscribe for or buy, or a solicitation of any vote or approval in any jurisdiction, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in which such offer, sale or solicitation would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, and otherwise in accordance with applicable law.

Participants in the Solicitation

The Company, SJW Group and certain of their respective directors and officers, and other members of management and employees, may be deemed to be participants in the solicitation of proxies from the holders of the Company and SJW Group securities in respect of the proposed transaction. Information regarding the Company’s directors and officers is available in the Company’s annual report on Form 10-K for the fiscal year ended December 31, 2017, which will be filed today, and its proxy statement for its 2017 annual meeting dated March 30, 2017, which is filed with the SEC. Information regarding the SJW Group’s directors and officers is available in SJW Group’s annual report on Form 10-K for the fiscal year ended December 31, 2017 and its proxy statement for its 2018 annual meeting dated March 6, 2018, which are filed with the SEC. Investors may obtain additional information regarding the interest of such participants by reading the Form S-4 and the joint proxy statement/prospectus (when available) and other documents filed with the SEC by the Company and SJW Group. These documents will be available free of charge from the sources indicated above.